Terms of New or Amended Securities.

Fidelity Advisor Series I issued a new class of shares. Class T of Fidelity Advisor Floating Rate High Income Fund became SEC effective on April 4, 2017.

Fidelity Advisor Series I issued a new class of shares. Class T of Fidelity Advisor High Income Advantage Fund became SEC effective on April 4, 2017.

Fidelity Advisor Series I issued a new class of shares. Class Z of Fidelity Advisor Value Fund became SEC effective on January 30, 2017.